Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Subsidiaries	Place of Incorporation
Jowell Technology Limited	Hong Kong
Shanghai Jowell Technology Co., Ltd.	PRC
Shanghai Lianfu Information Technology Co., Ltd.(1)	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Juhao Information Technology Co., Ltd..(2)(3)	PRC
Quanzhou Mingzhanda Information Technology Co., Ltd.(4)	PRC
Juhao Yuan Brand Management (Hangzhou) Co., Ltd. (5)	PRC

(1)	incorporated in April 2023
(2)	including 6 wholly owned Juhao Best Choice Stores in Suzhou, Changshu and Wuhu cities.
(3)	including 28 wholly owned subsidiaries engaging online promotion of our products and services in Changshu, Nantong, Shanghai, and Guangzhou cities.
(4)	a 51% owned subsidiary of Shanghai Juhao Information Technology Co., Ltd.
(5)	a 55% owned subsidiary of Shanhai Juhao Information Technology Co., Ltd.